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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )

Insightful Corporation
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
576798-10-2
(CUSIP Number)
Samuel Meshberg
118 Via Palacio
Palm Beach Gardens, FL 33418-6202
(561) 630-5777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	576798-10-2	SCHEDULE 13D (Amendment No. 10)

1	NAMES OF REPORTING PERSONS: Samuel Meshberg

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		2,059,020

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		690,443

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,059,020

WITH	10	SHARED DISPOSITIVE POWER:

		690,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,749,463

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

2

CUSIP No.	576798-10-2	SCHEDULE 13D (Amendment No. 10)
     The Schedule 13D dated November 18, 1993, as amended, of Samuel Meshberg is hereby amended as set forth below.
     The information in this Amendment No. 10 is supplemental and is not a complete restatement of the text of Schedule 13D. This Amendment No. 10 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendments Nos. 1 through 9 of this Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND.
     This statement is being filed on behalf of Samuel Meshberg, whose address is 112 Via Palacio, Palm Beach Gardens, FL 33418-6202. Mr. Meshberg is a private investor.
     Mr. Meshberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     Mr. Meshberg has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws during the past five years.
     Mr. Meshberg is a citizen of the United States of America.
ITEM 4. PURPOSE OF TRANSACTION.
     Mr. Meshberg is the non-executive chairman of the board of directors of Insightful. In his capacity as chairman, Mr. Meshberg may from time to time consider plans or proposals relating to: the acquisition of additional securities of Insightful or the disposition of securities of Insightful; an extraordinary transaction, such as a merger, reorganization or liquidation of Insightful; a sale or transfer of a material amount of assets of Insightful or any subsidiaries; changing the present board of directors or management of Insightful, materially changing the present capitalization or dividend policy of Insightful; making other material changes in Insightful’s business or corporate structure; changing Insightful’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of Insightful; causing the Insightful common stock to no longer be quoted on the Nasdaq Capital Market; causing the Insightful common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (“Exchange Act”); or taking any action similar to any of those enumerated above.
     Mr. Meshberg reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so. Mr. Meshberg is also eligible to participate in current and future plans and arrangements pursuant to which Insightful directors may acquire options or purchase shares of Insightful common stock.
     Except for such actions as may be taken in his capacity as chairman of the board of directors of Insightful, Mr. Meshberg does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

CUSIP No.	576798-10-2	SCHEDULE 13D (Amendment No. 10)
ITEM 5. INTEREST IN SECURITIES OF ISSUER.
     The aggregate number and percentage of outstanding shares beneficially owned by Mr. Meshberg (the “Reporting Person”) is set forth below.
     (a)     The Reporting Person may be deemed to have sole or shared beneficial ownership with respect to 2,749,463 Shares of common stock (including 120,000 shares subject to stock options exercisable within 60 days of May 12, 2006), representing beneficial ownership of approximately 21.9% based on the number of outstanding shares reported as of May 12, 2006.
     Since the date of Amendment No. 9 to this Schedule 13D, the Reporting Person acquired 259,272 additional shares of common stock through open market purchases at pricing ranging from $2.69 per share to $3.15 per share. The Reporting Person reported these transactions under Section 16(a) of the Exchange Act.
     (b)     The Reporting Person has sole voting and dispositive power with respect to 2,059,020 Shares of common stock (including 120,000 shares subject to stock options exercisable within 60 days of May 12, 2006). In addition, the Reporting Person may be deemed to share voting and dispositive power with respect to 690,443 Shares. Of these 690,443 Shares, 648,193 Shares are held by family trusts of which the Reporting Person is a beneficiary and/or co-trustee. The Reporting Person also may be deemed to share beneficial ownership with respect to 37,188 Shares held by trusts of which he serves as co-trustee for the benefit of his children. The Reporting Person also may be deemed to share beneficial ownership with respect to 5,062 Shares owned by a limited liability company, an entity of which the Reporting Person controls 100% of the voting power.
     (c)     Transactions for the 60 days prior to the date of this Schedule 13D:

Transaction Date	Quantity of Common	Type of Transaction	Price Per Share
	Stock

5/4/2006	1,000	Open market purchase	$2.69
5/4/2006	2,500	Open market purchase	$2.70
5/4/2006	1,000	Open market purchase	$2.73
5/4/2006	2,000	Open market purchase	$2.74
5/4/2006	43,292	Open market purchase	$2.75
5/5/2006	11,000	Open market purchase	$2.70
5/5/2006	6,858	Open market purchase	$2.72
5/5/2006	400	Open market purchase	$2.73
5/5/2006	100	Open market purchase	$2.74
5/5/2006	7,900	Open market purchase	$2.75
5/5/2006	3,000	Open market purchase	$2.76
5/5/2006	1,000	Open market purchase	$2.77
5/8/2006	100	Open market purchase	$2.72
5/8/2006	200	Open market purchase	$2.74
5/8/2006	7,850	Open market purchase	$2.75
5/8/2006	500	Open market purchase	$2.76
5/8/2006	900	Open market purchase	$2.77
5/8/2006	800	Open market purchase	$2.78
5/8/2006	1,400	Open market purchase	$2.79
5/8/2006	7,600	Open market purchase	$2.80
5/8/2006	600	Open market purchase	$2.85
5/9/2006	100	Open market purchase	$2.90
5/9/2006	2,200	Open market purchase	$2.94

CUSIP No.	576798-10-2	SCHEDULE 13D (Amendment No. 10)

5/9/2006	5,800	Open market purchase	$2.95
5/9/2006	6,009	Open market purchase	$2.99
5/9/2006	6,991	Open market purchase	$3.00
5/9/2006	2,000	Open market purchase	$3.03
5/12/2006	250	Open market purchase	$2.84
5/12/2006	1,851	Open market purchase	$2.87
5/12/2006	600	Open market purchase	$2.88
5/12/2006	300	Open market purchase	$2.91
5/12/2006	1,100	Open market purchase	$2.92
5/15/2006	100	Open market purchase	$2.90
5/15/2006	1,000	Open market purchase	$2.91
5/15/2006	100	Open market purchase	$2.92
5/15/2006	2,000	Open market purchase	$2.95
5/15/2006	1,000	Open market purchase	$2.96
5/15/2006	530	Open market purchase	$2.98
5/15/2006	1,950	Open market purchase	$2.99
5/15/2006	20,219	Open market purchase	$3.00
5/16/2006	2,100	Open market purchase	$2.88
5/16/2006	1,151	Open market purchase	$2.89
5/16/2006	200	Open market purchase	$2.90
5/16/2006	100	Open market purchase	$2.93
5/16/2006	200	Open market purchase	$2.96
5/16/2006	349	Open market purchase	$2.97
5/16/2006	4,178	Open market purchase	$2.98
5/16/2006	300	Open market purchase	$2.99
5/16/2006	10,422	Open market purchase	$3.00
5/17/2006	12,000	Open market purchase	$3.00
5/26/2006	3,000	Open market purchase	$2.82
5/26/2006	350	Open market purchase	$2.84
5/26/2006	100	Open market purchase	$2.86
5/26/2006	200	Open market purchase	$2.89
5/26/2006	1,550	Open market purchase	$2.90
5/26/2006	2,700	Open market purchase	$2.91
5/26/2006	100	Open market purchase	$2.92
5/26/2006	600	Open market purchase	$2.93
5/26/2006	2,700	Open market purchase	$2.94
5/26/2006	3,100	Open market purchase	$2.95
5/26/2006	800	Open market purchase	$2.96
5/26/2006	447	Open market purchase	$2.97
5/26/2006	326	Open market purchase	$2.98
5/26/2006	399	Open market purchase	$2.99
5/26/2006	4,074	Open market purchase	$3.00
5/26/2006	100	Open market purchase	$3.01
5/26/2006	900	Open market purchase	$3.02
5/26/2006	700	Open market purchase	$3.03
5/26/2006	2,000	Open market purchase	$3.04
5/26/2006	200	Open market purchase	$3.05
5/26/2006	3,000	Open market purchase	$3.08
5/26/2006	100	Open market purchase	$3.09
5/26/2006	2,700	Open market purchase	$3.10
5/30/2006	100	Open market purchase	$2.97
5/30/2006	400	Open market purchase	$2.98
5/30/2006	100	Open market purchase	$2.99
5/30/2006	12,500	Open market purchase	$3.00
5/31/2006	8,926	Open market purchase	$3.00
5/31/2006	100	Open market purchase	$3.11
5/31/2006	2,900	Open market purchase	$3.12

CUSIP No.	576798-10-2	SCHEDULE 13D (Amendment No. 10)

5/31/2006	9,000	Open market purchase	$3.14
5/31/2006	10,000	Open market purchase	$3.15

     (d) Not applicable.
     (e) Not applicable.

CUSIP No.	576798-10-2	SCHEDULE 13D (Amendment No. 10)
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006	/s/ Samuel Meshberg
Samuel Meshberg

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)